# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: X3 HOLDINGS CO., LTD., CIK 0001754323
CUSIP: G72007134
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Date of event which requires filing of this statement: 06/18/2025
Filed by CIK 0002073394
Persons authorized to receive notices and communications: Yuxia Xu, Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464, 65.8067.3103

## Reporting persons
- Yuxia Xu (CIK 0002073394): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 550,000; shared voting power 0; sole dispositive power 550,000; shared dispositive power 0; aggregate amount beneficially owned 550,000 (1.48% of the class)
  Comment: (1). The amount in row 11 represents 550,000 Class B ordinary shares, $0.00003 par value per share, held by Ms. Yuxia Xu, representing approximately 22.8% of the Issuer's total voting power.
  
  (2).The calculation of the percentage in row 13 is based on the 37,258,859 Ordinary Shares issued and outstanding by the Company as of June 20, 2025, comprising 36,046,664 Class A ordinary shares and 1,212,195 Class B ordinary shares, as reported by the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Name of issuer: X3 HOLDINGS CO., LTD.
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Comment: This statement on Schedule 13D ("Schedule 13D") relates to the issued and outstanding (1) 36,046,664 Class A ordinary shares, US$0.00003 par value per share; and (2) 1,212,195 Class B ordinary shares, US$0.00003 par value per share (collectively, the "Ordinary Shares"), of X3 HOLDINGS CO., LTD. as of June 20, 2025, a company organized under the laws of the Cayman Islands (the "Company" or "Issuer"), whose principal executive offices are located at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, 536464.

## Item 2. Identity and Background
Name of person filing: Name & Citizenship: Ms. Xu is a citizen of the People's Republic of China.
Residence or business address: Residence or business address: The business address of Ms. Xu is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, 536464.
Present principal occupation or employment: Principal business of each reporting person and address: Ms. Xu is the Chief Financial Officer and Chief Operating Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person had not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person had not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 18, 2025, the Issuer issued 550,000 Class B ordinary shares to Ms. Xu, the Chief Financial Officer and Chief Operating Officer of the Issuer, for Ms. Xu's as equity-based rewards for outstanding services rendered during the fiscal year ended December 31, 2024. No monetary consideration was paid for the issuance of these shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Class B ordinary shares ("Shares") acquired by the Ms. Xu represent equity-based rewards awarded to the Ms. Xu, the Issuer's Chief Financial Officer and Chief Operating Officer, in recognition of her contributions to the Issuer's achievement of key operational milestones, capital financing activities, and corporate transformation initiatives. The acquisition of the Shares is intended to incentivize and retain Ms. Xu by aligning her economic interest with the long-term performance of the Issuer. Depending on market conditions, the Issuer's business performance, or other factors, the Reporting Person may, from time to time over the next 12 months, acquire additional securities of the Issuer, dispose of some or all of the Shares, or engage in other transactions. Except as set forth in this Item 4, the Reporting Persons does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Yuxia Xu: /s/ Yuxia Xu, Yuxia Xu (06/20/2025)